

U.S. Capital Advisors

USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

3rd Quarter 2018

Dear Partners:



Allocation by Strategy [1]

- Cash/Other — 5.8%
- Long/Short Fixed Income — 7.3%
- Long Equity - Domestic — 19.4%
- Long Equity - International — 6.4%
- Long Equity - Global — 13.7%
- Long/Short Equity — 12.7%
- Event Driven — 5.3%
- Global Macro — 5.8%
- Managed Futures — 4.7%
- Multi-Strategy — 19.0%

The third quarter was an excellent period for stocks but a tough one for bonds, as interest rates rose steadily. Since we have substituted the Fund's bond exposure for absolute return hedge funds with little, if any, interest rate sensitivity, the Fund was up in each of the three months. Global equities (as measured by the MSCI World Index) returned a stellar 5.1% for the quarter – some of which they've given back in October – while global bonds (Bloomberg Barclays Global Aggregate Index) were down 0.9%. Over the quarter, the Fund returned 1.9% net versus 2.7% for a 60/40 blend of stocks and bonds. Since inception, the Fund's risk, as measured by the annualized standard deviation of returns, of 4.5% has been less than half the 10.1% risk of stocks, while actually slightly below the 4.7% risk of bonds. This is by design in that we haver positioned the Fund do be both less sensitive to movements in the broader equity markets and to changes in interest rates.

The third quarter saw positive returns from all of the Fund's strategies for the first time since inception. By far the biggest contributor to performance, though, remained U.S. stock – not suprising, given the roaring bull market. In the quarter, the Fund's U.S. equity managers returned 5.0% on invested capital and contributed 0.9% to the Fund's gross return, followed by our global equity managers, which were up 4.4% on invested capital, adding 0.6% to the Fund's gross return. Multi-strategy funds, which consist largely of more conservative absolute return strategies, contributed 0.3% for the quarter on a 1.8% return on invested capital. They're up 5.4% on the year. Interestingly, the global macro sleeve, which had previously been struggling amid record low volatility, is having a banner year, up 10.3% on invested capital year-to-date, largely to increased volatility.



USCA All Terrain Fund Trailing Performance [2]

- USCA All Terrain Fund
- Global Equities
- Global Bonds
- 60/40 Blend

We had several strategies that were up or down only slightly for the quarter, contributing little or nothing to returns. These included long/short equity, event driven,

1. As of September 30, 2018. Please note that fund strategies and allocations are subject to change over time.
2. As of September 30, 2018. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Barclays Global Aggregate Bond Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

international equity, and managed futures. As one of the only certainties in investing is change, we wouldn't be at all surprised to see some of these strategies turn into our best performers in the not too distant future.

Top 10 Portfolio Positions	Size[3]	Strategy
1. Millennium	10.9%	Multi-Strategy
2. WMQS Global	9.4%	Long Equity - Global
3. Greenlight Masters	7.7%	Long/Short Equity
4. York	7.3%	Long/Short Fixed Income
5. Brevan Howard	5.8%	Global Macro
6. Corsair	5.0%	Long/Short Equity
7. Blue Mountain	5.0%	Multi-Strategy
8. SKBA	5.0%	Long Equity - Domestic
9. Black Diamond Arbitrage	4.8%	Event Driven
10. LKCM	4.6%	Long Equity - Domestic
Top 10 Portfolio Positions %	**65.5%**	
Total Number of Positions	**20**	

Speaking of the future, if the past weeks' market action is any indicator, what we've been anticipating may be upon us. This is the longest bull market on record, and while bull markets don't die of old age, they do often get killed off by the Fed. Despite our President's pleas, Federal Reserve Chairman Powell seems intent on raising interest rates. This may or may not put an end to the stock market's rise, but it is likely to heighten volatility, which should benefit many of our investment strategies. We have no idea when the next bear market will arrive – if we did we'd remain fully invested in equities until the day before – so we will continue to position the Fund in a conservative fashion, hoping to participate to a modest extent if stocks keep rising while protecting your capital during market downturns.

As always, we're available to speak with you about the markets or the Fund at any time. If you have any questions please don't hesitate to contact us.

Sincerely,

David Harris, CIMA and Philip J. Pilibosian, JD/MBA

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3. *As of September 30, 2018. Please note that fund positions and allocations are subject to change over time.*

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine

Index & Statistics Definitions

MSCI World Index. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets.

Bloomberg Barclays Global Aggregate Bond Index. The Bloomberg Barclays Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Barclays Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. **The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.** Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.